JOHNSON
ASSET MANAGEMENT

2020 WINNER - REFINITIV LIPPER FUND AWARD

The Johnson Equity Income Fund is a 2020 winner of the Refinitiv Lipper Fund Award for “Best Fund over 3 Years” for Equity Income Funds.

Lipper Equity Income Funds Universe is composed of funds that, by prospectus language and portfolio practice, seek relatively high current income and growth of income by investing at least 65% of their portfolio in dividend-paying equity securities.


REFINITIV LIPPER FUND AWARDS
2020 WINNER
UNITED STATES

Johnson Equity Income Fund

Johnson Investment Counsel, Inc.

Best Fund over 3 Years
Equity Income Funds

Robert Jenkins
HEAD OF RESEARCH

Pradeep Menon
MANAGING DIRECTOR, GLOBAL HEAD OF INVESTING AND ADVISORY

REFINITIV®
DATA IS JUST THE BEGINNING™

The Refinitiv Lipper Fund Awards, granted annually, highlight funds and fund companies that have excelled in delivering consistently strong risk-adjusted performance relative to their peers. The Refiniitv Lipper Fund Awards are based on the Lipper leader for Consistent Return rating, which is a risk-adjusted performance measure calculated over 36, 60 and 120 months. The fund with the highest Lipper Leader for Consistent Return (Effective Return) value in each eligible classification wins the Refinitiv Lipper Fund Award. For more information, see lipperfundawards.com. Although Refinitiv Lipper makes reasonable efforts to ensure the accuracy and reliability of the data contained herein, the accuracy is not guaranteed by Refinitiv Lipper. The award may not be representative of every client’s experience. The award is not indicative of future performance and there is no guarantee of future investment success.